SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number     000-02123

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: .

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

MILLS MUSIC TRUST

Full Name of Registrant:

Not applicable

Former Name if Applicable:

HSBC Bank USA, N.A.

Corporate Trust, Issuer Services

452 Fifth Avenue

Address of Principal Executive Office (Street and Number):

New York, New York 10018-2706

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The subject annual report on Form 10-K for the fiscal year ended December 31, 2013 cannot be filed within the prescribed time period because Mills Music Trust (the “Trust”) and the Trust’s auditor require additional time to compile and verify the financial data to be included in the report. The subject report will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Joel Faden	212	246-7203
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

Explanation of Anticipated Changes

The Trust anticipates that the reported results for the year ended December 31, 2013 compared to the year ended December 31, 2012 will differ significantly due to the following factors:

•	Increased Expenses. As previously disclosed by the Trust in its Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), the Trust has had increased legal and other administrative expenses during 2013, due in part, to (a) disputes with EMI Mills Music Inc. and EMI Consortium Music Publishing Inc. (collectively, “EMI”) relating to EMI’s obligation to make ongoing payments to the Trust of a deferred contingent purchase price obligation (the “Contingent Portion”) under the Asset Purchase Agreement, dated December 5, 1964 and (b) a meeting of the Unit Holders of the Trust held on August 29, 2013.

•	Low Contingent Portion Payments. The Contingent Portion payments the Trust received from EMI were low compared to payments the Trust received in prior years. EMI has advised the Trust that expenses were charged during certain of the 2013 distribution periods in connection with an audit settlement relating to certain Leroy Anderson copyrights that are part of the music and lyric copyright catalogue associated with the Trust. The Trust can offer no assurance that the amount of future Contingent Portion payments will not continue to decrease due to expenses charged to copyrights contained in the copyright catalogue, the expiration of copyrights and other factors.

•	Funds Held in Reserve. As a result of increased expenses and low Contingent Portion payments, the Trustees decided to hold in reserve the full amount of the Contingent Portion payments attributable to royalties received from EMI for the first three quarterly periods of 2013 in order to pay administrative Trust expenses for services rendered to the Trust.

Reasonable Estimate of Certain Results

The Trust expects(1) to report in its Annual Report on Form 10-K that:

•	Contingent Portion Receipts. The Trust’s Contingent Portion receipts from EMI during the year ended December 31, 2013 were $507,830 as compared to $846,809 for the year ended December 31, 2012.

•	Cash Distributions to Unit Holders. The Trust’s cash distributions to its Unit Holders during the year ended December 31, 2013 were $80,240 as compared to $555,556 for the year ended December 31, 2012.

•	Disbursements for Administrative Expenses. The Trust’s disbursements for administrative expenses during the year ended December 31, 2013 were $406,784 as compared to $291,256 for the year ended December 31, 2012.

•	Receipts from EMI in March 2014. The Trust received from EMI in March 2014 (a) a Contingent Portion payment of $174,532, which is attributable to royalty revenue received by EMI for the fourth quarter of 2013 and (b) $625,000 in connection with a settlement the Trust has entered into with EMI. For additional information regarding the terms of the settlement please refer to the Trust’s Current Report on Form 8-K filed with the SEC on March 6, 2014. As of March 31, 2014, the Trust was holding $820,338 in cash.

(1)	The disclosures reported above may change based on the completion of the audit for the year ended December 31, 2013.

MILLS MUSIC TRUST

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	April 1, 2014	By:	/s/ Nancy Luong
Nancy Luong
Trust Officer of the Corporate Trustee HSBC Bank U.S.A., N.A.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).